Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended June 30,		Years Ended December 31,
(Amounts in millions of dollars)	2015	2014	2014	2013	2012	2011	2010

Net income(a)(b)	5,521	6,564	4,244	11,228	13,648	17,400	14,740
Income tax expenses(a)(b)	2,573	6,499	8,614	14,767	16,747	19,614	13,583
Non-controlling interests	(113)	125	6	293	188	424	313
Equity in income of affiliates (in excess of)/ less than dividends received	(289)	(114)	29	(775)	272	(149)	(623)
Interest expensed	385	361	536	656	649	862	551
Estimate of the interest within rental expense	203	184	406	357	334	299	268
Amortization of capitalized interest	76	74	160	135	205	280	317

Total(a)(b)	8,356	13,693	13,995	26,661	32,043	38,730	29,149

Interest expensed	385	361	536	656	649	862	551
Capitalized interest	162	166	341	349	333	245	156
Estimate of the interest within rental expense	203	184	406	357	334	299	268
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	750	711	1,283	1,362	1,316	1,406	975

Ratio of earnings to fixed charges(a)(b)	11.14	19.26	10.91	19.57	24.35	27.55	29.90

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
(b)	Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

As noted in Exhibit 99.1 to this Form 6-K, during the second quarter of 2015, the Group revised the classification in the statement of income of certain taxes related to its participation in the ADCO concession, effective since January 1, 2015. These taxes are now accounted for as operating taxes and therefore reclassified for $498 million from “Income taxes” to “Purchases, net of inventory variation” in the first quarter of 2015. This reclassification affects the adjusted operating income from business segments and the effective income tax rate for the Group but has no impact on net income. As a result of this reclassification, the Group’s ratio of earnings to fixed charges for the three months ended March 31, 2015 was 9.64 instead of the previously reported figure of 10.91.